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Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

"What they're saying about SBC-AT&T . . ."

        Those who understand how the industry is evolving see the benefit of this merger. Both the consumer and business marketplaces are highly competitive today, and this merger will help ensure that it remains so.

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  "Consumers would be largely unaffected by SBC's purchase." New York Times, Jan. 30, 2005.

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  "A combined SBC and AT&T would set the stage for an all-out war between phone giants and cable companies." Wall Street Journal, Jan. 30, 2005

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  "With AT&T's retreat, a merger wouldn't eliminate a major player in residential service, and many other rivals have emerged, so the deal wouldn't hurt consumers. When you think of AT&T as that icon and you think of everything that it used to be, it looks like 'Wow, we're going back to the way it was — where it's one big company — but the environment is so utterly different from a competitive perspective that there's no way we can go back." — Boyd Peterson, analyst, Yankee Group, Newsday, 28, Jan. 2005.

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  "This is part of a growing recognition that the communication market is really converging, and increasingly companies aren't clearly identifiable as telephone companies or cable companies. Increasingly they believe they need the kind of assets to provide a full suite of services to all products or customers, and we think it's probably fairly natural that there is some market restructuring." FCC Chairman Michael Powell, Bloomberg News, 27 Jan. 2005

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  "...Much has changed [since 1997] as the Telecommunications Act of 1996 cleared the way for competition in an industry previously dominated by monopolies. Cable companies now offer phone service; new software allows consumers to place calls over the Internet; and roughly 5% of the country's phone users have gone wireless..." Anne Marie Squeo, Thinking the 'Unthinkable', Out of the Question in 1997, AT&T-SBC Combination is Feasible in Changed Industry, Wall Street Journal, 28 Jan. 2005

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  "AT&T is no longer the telecommunications goliath that a judge split into one long-distance giant and several smaller regional phone companies. It could sell for as little as $15 billion because the local phone companies, which became SBC, Verizon Communications Inc., BellSouth Corp. and Qwest Communications International Inc., are now every bit the rivals of their parent — mostly because of a government decision in 1996 to encourage more competition in the telephone industry. Not only did the change in regulations pit local phone companies against long-distance firms, but now cable companies offer phone service, as do cellular phone companies. Cheaper technologies such as Internet phone service are making inroads into the mainstream market, whittling even more away from the traditional local phone business." Yuki Noguchi, AT&T-SBC Union Now Looks Possible, Washington Post, 28 Jan. 2005

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  "A combination of SBC Communications and AT&T Corp., two powerhouses in the telecommunications business, would likely win approval from US antitrust enforcers and communications regulators, analysts said on Thursday." Jeremy Pelofsky, SBC-AT&T Deal Could Get Regulatory OK — Analysts, Jeremy Pelofsky, Reuters, 27 Jan. 2005

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  "We believe an SBC-AT&T deal is no longer 'unthinkable' as AT&T is no longer the clearly preeminent strategic competitor of SBC and other Bells, and other players, most notably cable and wireless have entered the field..." Legg Mason research note, Reuters, 27 January 2005

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  "Yet regulators are unlikely to block a deal between SBC and AT&T. In recent years, the Justice Department has approved several large mergers, signaling its intention to let the Bells, wireless carriers and cable companies get even larger. The logic appears to be that the cable industry and mobile phone carriers are a sufficient counterweight to the Bells." Ken Belson, Dial M for Merger, New York Times, 28 Jan. 2005

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  "No big deal." Former FCC Chairman Reed Hundt, Wall Street Journal, 28 Jan. 2005

        In the face of increased consumer competition from cable, wireless and VoIP companies, the combined company will be better able to quickly bring to market new services on more cost-efficient networks.

        In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

        SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

        Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

        This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.

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"What they're saying about SBC-AT&T . . ."